UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2012 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2011 and the other reports filed or submitted by MUFG to the SEC.

Risks Relating to Our Business

We have described below the major developments and changes during the nine months ended December 31, 2011 that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual securities report filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company—Business—Risks relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we currently hold shares of common stock (representing 22.4% of the voting rights) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance through the Conversion, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold 22.4% of the voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we will further incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley have increased to approximately 22.4%, and we have appointed a second representative to Morgan Stanley’s board of directors. In addition, following the Conversion, Morgan Stanley has become an affiliate of ours accounted for under the equity method.

As a result of Morgan Stanley becoming an equity-method affiliate, Morgan Stanley’s results of operations will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income.

13.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

The recent sovereign debt and financial crises that originated in Europe have begun to have a significant deteriorating impact on the global economy. The economies of developed countries continue to suffer from high unemployment rates, financial deflation and other structural issues. Additional sources of concerns over the global economy have also emerged, including the excessively rapid economic growth and increasing inflationary pressure in some developing countries, and the adverse impact of the slowing economies of developed countries on other developing countries in recent months. If global economic conditions deteriorate back into a recession, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may limit the availability of credit. Furthermore, the further decline in the market prices of these securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

Governments and central banks of each country are implementing or considering various policies to stabilize their economies, but the Japanese and global financial markets and economy may deteriorate. In addition, the Japanese and global business environment may deteriorate more than what we currently expect, and as a result, our financial condition and results of operations may worsen.

In addition, a significant portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of operations. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, there are ongoing discussions on reviewing such treatment by international associations that establish accounting principles. If the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

17.	Risks of receiving potential claims or sanctions regarding unfair or inappropriate practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations may lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, which may adversely affect our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives.

In December 2011, JACCS Co., Ltd., an equity-method affiliate, received an administrative order (business improvement order) from the Kanto Bureau of Economy, Trade and Industry of the Ministry of Economy, Trade and Industry of Japan, under Articles 35-3-21 and 35-3-31 of the Installment Sales Act of Japan, in connection with extensions of credit to individuals without conducting a credit examination to determine the individual’s repayment ability as required by the Act when JACCS experienced a system failure, resulting in loans extended to individuals in excess of their respective estimated repayment abilities. Failure to take necessary corrective action with respect to the order to improve business operations mentioned above in a timely manner, or the discovery of violations of other legislative or regulatory requirements in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, may result in further regulatory action.

19.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the US Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

US law generally prohibits or limits US persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain US governmental entities, US institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

In July 2010, the U.S. government enacted new legislation designed to limit economic and financial transactions with Iran. In November 2011, the U.S. government issued an executive order to impose additional restrictions on such transactions, and designated Iran as a “primary money-laundering concern.” In addition, the National Defense Authorization Act was enacted in December 2011, further restricting transactions with Iran. Furthermore, since September 2010, the Japanese government has implemented a series of measures under the Foreign Exchange and Foreign Trade Law, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities. We have modified our policies and procedures in accordance with the new Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modifications not to be in compliance with applicable regulations.

20.	Risks relating to capital ratio

(2)	New regulations

The Basel Committee on Banking Supervision announced new global capital and liquidity standards for financial institutions as part of its comprehensive set of reform measures (“Basel III”) developed in response to the recent global financial crisis. It is expected that new regulatory requirements under the announced standards will likely be more stringent than those currently applicable to financial institutions and will be implemented in phases from 2013.

In addition, in November 2011, the Financial Stability Board identified us as a globally systemically important bank (“G-SIFI”). The banks that are included in the group of G-SIFIs will be subject to stricter capital requirements, which are expected to be implemented in phases from 2016. The group of G-SIFIs is expected to be updated annually, and the first group of G-SIFIs to which the stricter capital requirements will initially be applied is expected to be identified by November 2014.

Business Segment Information

I. Prior Year Third Quarter Financial Reporting Period (from April 1, 2010 to December 31, 2010)

1. Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From customers	2,342,654	417,270	231,409	392,668	106,052	3,490,055	—	3,490,055
From internal transactions	61,367	19,055	16,884	16,401	373,001	486,710	(486,710)	—
Total	2,404,022	436,326	248,294	409,070	479,054	3,976,766	(486,710)	3,490,055
Net Income	485,071	65,567	18,395	(39,582)	349,151	878,604	(326,774)	551,829

Notes:

1.	Ordinary income is equivalent to revenues as generally used by Japanese non-financial companies.
2.	“Others” includes MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 308,024 million yen, MUSHD’s reorganization costs of 26,816 million yen, and 8,066 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 333,351 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2010.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

II. Third Quarter Financial Reporting Period (from April 1, 2011 to December 31, 2011)

1. Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From customers	2,411,474	453,424	224,121	359,495	341,478	3,789,994	—	3,789,994
From internal transactions	65,747	21,159	32,124	11,575	(30,056)	100,549	(100,549)	—
Total	2,477,222	474,583	256,245	371,070	311,421	3,890,543	(100,549)	3,789,994
Net Income	381,024	72,672	4,082	64,555	268,097	790,431	25,370	815,802

Notes:

1.	Ordinary income is equivalent to revenues as generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 262,338 million yen and 287,709 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests. The 287,709 million yen reflects the impact of 290,644 million yen of negative goodwill associated with the application of equity method accounting to MUFG’s investment in Morgan Stanley.
4.	Net income for “Others” includes 257,682 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2011.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.